UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1‑11846

A. Full title of the Plan:
APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
APTARGROUP, INC.
265 Exchange Drive, Suite 301
Crystal Lake, Illinois 60014
Telephone: (815) 477‑0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
Note: All other schedules of additional financial information required by Section 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Administrative Committee
AptarGroup, Inc. Profit Sharing and Savings Plan
Crystal Lake, Illinois
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
BDO USA, P.C.
We have served as the Plan’s auditor since 2020.
Chicago, Illinois
June 13, 2025

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2024 AND 2023

	2024	2023
Assets:
Investments, at fair value (Note 3)	$318,050,484	$278,523,809

Contributions receivable:
Participant	—	128,638
Employer, net of forfeitures	3,274,426	2,838,378

Notes receivable from participants	4,673,652	4,310,284
Total receivables	7,948,078	7,277,300

Total Assets	325,998,562	285,801,109

Liabilities:
Accrued administrative expense	10,187	10,483

Net assets available for benefits	$325,988,375	$285,790,626
The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

Additions to net assets attributed to:

Contributions:
Participant	$16,228,612
Rollover	1,769,876
Employer, net of forfeitures	8,106,705
Total contributions	26,105,193

Income from investments:
Dividends	10,170,452
Interest income on notes receivable from participants	333,328
Net appreciation in fair value of investments	36,573,472
Total income from investments	47,077,252

Total Additions	73,182,445

Deductions from net assets attributed to:

Benefits paid to participants	32,973,881
Administrative expenses, net of revenue sharing (Note 4)	10,815

Total Deductions	32,984,696

Net increase in net assets available for benefits for the year	40,197,749
Net assets available for benefits, beginning of the year	285,790,626

Net assets available for benefits, end of the year	$325,988,375
The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
NOTE 1 - DESCRIPTION OF THE PLAN
General Plan Information
The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees. Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan.
Eligibility and Participant Contributions
A participant (“Participant” or “Participants”) is a full-time or part-time employee who becomes eligible to participate on the first day of the month following the one-month anniversary of service. If an employee has not enrolled in the Plan within 30 days from the eligibility date, the employee will be automatically enrolled, deferring at 3% of eligible compensation, unless the employee elects to not participate in the Plan. A Participant can authorize contributions of salary to the Plan of not less than 1% and not more than 75% of earnings (subject to Internal Revenue Code (“IRC”) limitations).
Contributions can be traditional pre-tax, Roth after-tax, or a combination of the two contribution types. Each Participant who was age 50 or older by the end of 2024 was also permitted under the IRC and the Plan to contribute an additional $7,500 in catch-up contributions. Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again at any time. Participants who contribute less than 6% will have their contribution percentage automatically increased annually on April 1st by 1% until they reach a maximum of 6%. Participants may opt out of this Plan provision at any time.
Employer Contributions
The amount of Employer contributions is determined annually by the Employer on a discretionary basis. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6% of eligible compensation deferred, for the year ended December 31, 2024.
For employees of Noble International, LLC (subsidiary of AptarGroup, Inc.), the Company matched 100% of Participant contributions up to the first 4% of eligible compensation deferred.

Effective January 1, 2021, a 5% non-elective contribution will be made by the Company for the following eligible employees: (1) Employees hired or rehired on or after January 1, 2021; (2) Employees of companies that have been acquired by the Company on or after January 1, 2021; and (3) Employees of companies that have been acquired by the Company and did not adopt the AptarGroup, Inc. Employee’s Retirement Plan prior to January 1, 2021, with the exception of Noble International, LLC employees that will receive a 4% non-elective contribution by the Company.
Plan Investment Options
Participants may direct their contributions, the employer non-elective contribution and the employer matching contribution to any combination of investment options offered by the Plan.
Participant Accounts
A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Government Money Market Fund and Managed Income Portfolio. Each Participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each Participant’s account on a daily basis in accordance with the proportion of a Participant’s account to all accounts.
Vesting and Forfeitures
Each Participant is fully vested in his or her contributions and related earnings at all times. Vesting of the Employer matching and non-elective contribution accounts occurs at the rate of 20% per year of service on a cumulative basis for each year of service with a participating Employer. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce administrative expenses of the Plan and then used to reduce future contributions of the Employer. In 2024, the amount used to reduce administrative expenses and Employer contributions was $865,593. The amount of such forfeitures available to reduce future contributions of the Employer was $147,552 and $95,303 as of December 31, 2024 and 2023, respectively.
Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if re-employment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.
Payment of Benefits
Participants may elect to receive vested benefits in the form of a lump-sum cash distribution or a direct rollover transfer to an eligible retirement plan. Effective August 8, 2022, participants may also elect to receive vested benefits in the form of a partial lump-sum distribution, installment payments, or a combination of these forms. When a terminated Participant’s vested balance is $7,000 or less ($5,000 or less prior to January 1, 2024), the Participant is required to take a lump-sum distribution of the benefit or transfer the vested balance directly to an individual retirement plan in the name of the participant.
While employed, in the event of hardship, Participants may withdraw a portion of their vested account balances as defined by the Plan. The Plan allows for in-service withdrawals for Participants that have attained age 59.5. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions.

Notes Receivable from Participants
The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50% of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and each Participant note carries an interest rate equal to the prime rate plus 1% (outstanding loans as of December 31, 2024 had interest rates ranging from 4.25% to 9.50%) charged by the Trustee on the date of the loan. Repayment occurs through payroll withholding over a period not less than one year but not to exceed 5 years or up to 10 years if the loan has been used to purchase the primary residence of the Participant.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).
Concentration of Investments
The Plan allows Participants to invest in the common stock of the Plan Sponsor, AptarGroup, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 9.4% and 9.9% of plan investments as of December 31, 2024 and 2023, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.
Contributions
Contributions are recognized during the period in which the respective payroll deductions are made or the year in which the compensation relates. Employer and Participant contributions are invested directly in appropriate funds based upon Participant elections made at the date of enrollment or through authorized changes in elections.
Payment of Benefits
Distributions and withdrawals are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security Transactions and Investment Income Recognition
Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Trustee and Administrative Expenses
Expenses incurred in the administration of the Plan and investment management fees are paid by the Plan through plan forfeitures, except for loan service fees, which are paid by the Participants. Certain other costs of plan administration are paid by the Company. The Plan also receives a revenue credit from the Plan Trustee which is used to pay plan expenses.
NOTE 3 - FAIR VALUE MEASUREMENTS
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. There is an established fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan:
Common stock: The fair values of AptarGroup, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (Level 1 inputs).
Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Money market fund: The fair value of the money market fund is determined based upon the quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.
Stable value collective trust fund: The fair values of participation units in the stable value collective trust is based upon the net asset value (“NAV”) of such fund. Units of participation are redeemable upon receipt of Participant’s instruction based on the next determined NAV per unit. Net asset value per unit is determined each business day.
The stable value collective trust is valued at NAV of units held as reported by the manager of the collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There were no unfunded commitments, liquidity or redemption restrictions related to the collective trust fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis are summarized below:

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Common stock	$29,911,370	$—	$—	$29,911,370
Mutual funds	283,040,013	—	—	283,040,013
Money market funds	—	7,328	—	7,328
Total investments in fair value hierarchy	312,951,383	7,328	—	312,958,711
Investments measured at net asset value (a)				5,091,773
Total investments at fair value	$312,951,383	$7,328	$—	$318,050,484

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Common stock	$27,532,164	$—	$—	$27,532,164
Mutual funds	245,178,834	—	—	245,178,834
Money market funds	—	6,150	—	6,150
Total investments in fair value hierarchy	272,710,998	6,150	—	272,717,148
Investments measured at net asset value (a)				5,806,661
Total investments at fair value	$272,710,998	$6,150	$—	$278,523,809
__________________________________
(a)In accordance with Subtopic 820‑10, certain investments in a common collective trust fund that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
NOTE 4 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. Related party transactions included investments in the Aptar Stock Fund. At December 31, 2024 and 2023, the Plan had $29,911,370 and $27,532,164, respectively, invested in AptarGroup, Inc. common stock through an investment fund managed by the Trustee. The Plan held 190,397 and 222,716 shares of Employer stock as of December 31, 2024 and 2023, respectively. Dividends were paid on these shares in the amount of $345,175 during the year ended December 31, 2024. These transactions also qualify as party-in-interest transactions.
Additionally, certain plan investments are shares of mutual funds or collective trust funds managed by the Trustee or an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest. Notes receivable from participants also reflect party-in-interest transactions. Fees paid by the participants to the Trustee for loan services and other participant-initiated transactions amounted to $68,746 for the year ended December 31, 2024. Fees paid by the Plan through plan forfeitures to the Trustee, Marquette Investment Manager, Sidley Austin LLP and BDO USA, P.C. for trustee and consulting fees, investment management fees, legal fees and auditing fees amounted to $30,920, $42,500, $10,715 and $32,934, respectively, for the year ended December 31, 2024. The Plan received a revenue credit from the Plan Trustee of $175,000 for the year ended December 31, 2024. The revenue credit from the Plan Trustee is used to pay plan expenses and any unused funds at year end are allocated to participant accounts. These transactions are not prohibited transactions as defined under ERISA.

NOTE 5 - FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 27, 2014, that the Plan, as then designed, was in accordance with applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the IRC, and therefore, believes the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.
NOTE 6 - RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 7 - AMENDMENT AND TERMINATION OF THE PLAN
The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.
Although it has not expressed any interest to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan.
NOTE 8 - SUBSEQUENT EVENT
Plan management has evaluated subsequent events for recognition and disclosure through June 13, 2025, which is the date the financial statements were available to be issued.

ERISA-REQUIRED SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i
APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2024

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	36‑3853103
Three-digit plan number:	002

	Issuer	Identity of Issue	Description of Investment	Cost**	Fair Value
Common Stock
*	AptarGroup, Inc.	Aptar Stock Fund	Common Stock		$29,911,370
Mutual Funds
*	Fidelity Investments	Government Money Market Fund	Mutual Fund		14,022,881
	BAMCO, Inc.	Baron Asset Fund	Mutual Fund		6,801,393
*	Fidelity Investments	Diversified International K Fund	Mutual Fund		12,962,113
	Virtus Investment Advisors, Inc.	NFJ Dividend Value Fund R6 Class	Mutual Fund		14,067,190
*	Fidelity Investments	Stock Selector Small Cap Fund	Mutual Fund		10,202,768
	Baird Funds	Aggregate Bond Fund Institutional Class	Mutual Fund		8,284,904
*	Fidelity Investments	Fidelity Contrafund K	Mutual Fund		56,719,309
*	Fidelity Investments	Fidelity 500 Index Fund	Mutual Fund		28,103,532
*	Fidelity Investments	Freedom Income Fund K	Mutual Fund		406,670
*	Fidelity Investments	Freedom 2010 Fund K	Mutual Fund		594,918
*	Fidelity Investments	Freedom 2015 Fund K	Mutual Fund		989,914
*	Fidelity Investments	Freedom 2020 Fund K	Mutual Fund		1,955,997
*	Fidelity Investments	Freedom 2025 Fund K	Mutual Fund		11,590,601
*	Fidelity Investments	Freedom 2030 Fund K	Mutual Fund		19,542,648
*	Fidelity Investments	Freedom 2035 Fund K	Mutual Fund		26,033,323
*	Fidelity Investments	Freedom 2040 Fund K	Mutual Fund		19,890,320
*	Fidelity Investments	Freedom 2045 Fund K	Mutual Fund		15,681,575
*	Fidelity Investments	Freedom 2050 Fund K	Mutual Fund		17,112,986
*	Fidelity Investments	Freedom 2055 Fund K	Mutual Fund		9,148,848
*	Fidelity Investments	Freedom 2060 Fund K	Mutual Fund		6,802,647
*	Fidelity Investments	Freedom 2065 Fund K	Mutual Fund		2,116,874
*	Fidelity Investments	Freedom 2070 Fund K	Mutual Fund		8,602
Money Market Funds
*	Fidelity Investments	Cash Reserves Fund	Money Market Fund		7,328
Stable Value Funds
*	Fidelity Management Trust Company	Managed Income Portfolio	Collective Trust Fund		5,091,773
Participant Loans
*	Plan Participants	Participant Loans – Range of interest rates 4.25‑9.50%			4,673,652
					$322,724,136
*Party-in-interest as defined by ERISA
**Investments are participant-directed. Cost is not required to be presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Matt Wolter
Matt Wolter
Senior Manager, Global Benefits
June 13, 2025

INDEX OF EXHIBITS

Exhibit Number	Description
23.1*	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.
*Filed herewith.